Exhibit 99.1

Legend Biotech to Participate in the 40th Annual J.P. Morgan Healthcare Conference

SOMERSET, N.J.--(BUSINESS WIRE)--January 4, 2022--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global, clinical-stage biotechnology company developing and manufacturing novel therapies, will virtually participate in the 40th Annual J.P. Morgan Healthcare Conference. Ying Huang, PhD, CEO and CFO of Legend Biotech, will deliver the company presentation on Tuesday, January 11, 2022 at 2:15 p.m. (Eastern Time).

A live webcast of the presentation will be available to investors and other interested parties at the Legend Biotech website at https://investors.legendbiotech.com/investor-relations.

About Legend Biotech

Legend Biotech is a global, clinical-stage biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell, T-cell receptor (TCR-T), and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

We are currently engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. Applications seeking approval of cilta-cel for the treatment of patients with RRMM are currently under regulatory review by several health authorities around the world, including the U.S. Food and Drug Administration and the European Medicines Agency.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Cautionary Statement:

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives, and the potential benefits of our product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial or preclinical study results, including as a result of additional analysis of existing data or unexpected new data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Investor Contacts:
Joanne Choi, Senior Manager of Investor Relations and Corporate Communications, Legend Biotech
Joanne.choi@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025